SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



              ASKMENOW, INC. (f/k/a Ocean West Holding Corporation)
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    67517P109
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                                 (CUSIP Number)


                                Janaury 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant which this
Schedule is filed:

            Rule 13d-1(b)

      |X|   Rule 13d-1(c)

            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 67517P109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Darryl R. Cohen
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               5    SOLE VOTING POWER

                    2,595,000
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,125,667(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,595,000
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,125,667(1)

     (1) These shares are held in the name of "Darryl Cohen & Nini Cohen, TTEE, The Cohen Family Trust."
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,720,667 Shares
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.6%
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

Item 1 (a)        Name of Issuer

                  AskMeNow, Inc. (f/k/a Ocean West Holding Corporation)

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  26 Executive Park
                  Suite 250
                  Irvine, CA 92614

Item 2 (a)        Name of Person Filing:

                  Darryl R. Cohen

Item 2 (c)        Citizenship:

                  United States

Item 2 (d)        Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2 (e)        CUSIP Number:

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a: Not Applicable

                  (a)  [ ] Broker or dealer registered under Section 15 of the
                           Exchange Act;

                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                  (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d)  [ ] Investment Company registered under Section 8 of the
                           Investment Company Exchange Act;

                  (e)  [ ] Investment Adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                  (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ] Parent Holding Company or Control Person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ] Saving Association as defined in Section 3(b) of The
                           Federal Deposit Insurance Act;

                  (i)  [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.


      (a)   Amount Beneficially Owned:                              3,720,667(1)

      (b)   Percent of Class:                                           10.6%(2)

      (c)   Number of shares as to which such person has(1):

            (i)   sole power to vote or to direct the vote:         2,595,000(1)

            (ii)  shared power to vote or to direct the vote:       1,125,667(3)

            (iii) sole power to dispose or to direct the
                  disposition of:                                   2,595,000(1)

            (iv)  shared power to dispose or direct the
                  disposition of:                                   1,125,667(3)

      (1) Includes (i) 2,000,000 shares of common stock that may be acquired at any time upon the exercise of stock options exercisable at $.50 per share, which were granted to Mr. Cohen on September 20, 2006;
            (ii) 20,000 shares of common stock issuable upon a currently exercisable stock purchase warrant, which was granted to Mr. Cohen on June 6, 2005; (iii) 200,000 shares of common stock received as a bonus for services rendered in connection with the execution of a contract with Rogers Wireless, which were granted to Mr. Cohen on April 28, 2006; and (iv) 375,000 shares of common stock that may be acquired upon the exercise of stock options exercisable at $.50 per share, which were granted to Mr. Cohen on December 22, 2006 (the "December Options"). The December Options entitle Mr. Cohen to purchase up to 1,500,000 shares of the Issuer's common stock. Under the terms of the December Options, one-fourth of the December Options shall vest on the last day of each fiscal quarter of the Issuer, commencing on March 31, 2007.

      (2) Based on 32,994,887 shares of common stock issued and outstanding on January 17, 2007.

      (3) These shares are held in the name of "Darryl Cohen & Nini Cohen, TTEE, The Cohen Family Trust."

Item 5.           Ownership of Five Percent or Less of a Class               [ ]

Item 6.           Ownership of More than Five Percent on Behalf of another
                  Person.
                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                                 Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                                 Not Applicable

Item 9.           Notice of Dissolution of Group.
                                 Not Applicable

Item 10.          Certification.

                                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2007



                                                             /s/ Darryl R. Cohen
                                                             -------------------


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